Federal National Mortgage Association
1100 15th Street, NW
Washington, DC 20005
July 30, 2025

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20594

Re: Notice of Disclosure filed in Quarterly Report on Form 10-Q Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Fannie Mae (formally known as the Federal National Mortgage Association) has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2025, which was filed with the U.S. Securities and Exchange Commission on July 30, 2025.

Sincerely,

Federal National Mortgage Association

By:	/s/ Danielle M. McCoy
Danielle M. McCoy
Senior Vice President, General Counsel and Corporate Secretary